May 23, 2016

VIA EDGAR AND EMAIL

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SL Industries, Inc.
Schedule 14D-9 Filed April 21, 2016
Schedule 13E-3 Filed April 21, 2016
File No. 005-34262

Dear Mr. Hindin:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 19, 2016 (“Letter”) with respect to the above-referenced Schedule 14D-9 (as amended to date, the “Schedule 14D-9”) and Schedule 13E-3 (as amended to date, the “Schedule 13E-3”) filed by SL Industries, Inc. (the “Company”) with the Commission.  Capitalized terms used but not defined in this Letter have the meanings given them in the Schedule 14D-9.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Schedule 14D-9 and Amendment No. 2 to the Schedule 13E-3, which, among other things, amends the Schedule 14D-9 and Schedule 13E-3 respectively, in response to the Staff’s comments as indicated below.

For your convenience, we have set forth each comment from your Letter in bold typeface and included the Company’s response below it.

Schedule 13E-3

1.                                      We note your response to comment 1 and are unable to agree that Mr. Lichtenstein is not an affiliate and is not engaged in the Rule 13e-3 transaction. We note that Mr. Lichtenstein is a director of the Company and played an active role in the negotiation of the Rule 13e-3 transaction. Please revise the filing to add Mr. Lichtenstein as a filing person and provide the information requested in prior comment 2.

Response:  In our amended 13E-3, we have added Mr. Lichtenstein as a filing person and included the information requested in Comment 2 from the Staff’s letter dated May 5, 2016.

2.                                      We are also unable to agree that DGT and Steel are not affiliates of the Company and believe that the general partner of Steel is also an affiliate of the Company, given Mr. Lichtenstein’s status as director of the Company and Chairman and CEO of the general partner of Steel, which owns 100% of DGT. Notwithstanding that Mr. Lichtenstein may not be deemed to have beneficial ownership of shares of the Company owned by Steel or DGT, his status as Chairman and CEO of the general partner of Steel meets the definition of Mr. Lichtenstein having control, as defined in Exchange Act Rule 12b-2, of Steel, its general partner and DGT. Specifically, Mr. Lichtenstein’s role as CEO and Chairman suggests that he possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of Steel, its general partner and DGT. In light of Mr. Lichtenstein having such control, it would appear that Steel, its general partner and DGT are “affiliates” of the Company, as defined in Exchange Act Rule 13e-3(a)(1). Such definition includes a person, e.g. Steel, its general partner and DGT, that directly or indirectly through one or more intermediaries is under common control with the issuer.

Furthermore, we are unable to agree that Steel, its general partner and DGT are not engaged in the Rule 13e-3 transaction. We note that, as indicated by the last recital of the Tender Agreement, as a condition to the willingness of H&H, AcquisitionCo and Acquisition Sub to enter into and perform their obligations under the Merger Agreement, each of these parties required that DGT tender in the Offer all of the Company shares owned by DGT. In addition, we also note that SPH Group Holdings LLC, a wholly owned subsidiary of Steel, beneficially owns shares of H&H’s common stock representing approximately 69.8% of H&H’s outstanding shares of common stock and that the power to vote and dispose of the such securities is held by SPH Group Holdings LLC, Steel’s general partner. In light of above, and given Mr. Lichtenstein’s status as Chairman and CEO of an entity that beneficially owns almost 70% of the Purchaser Group (as defined in the Offer to Purchase) and that Mr. Lichtenstein was actively involved in negotiating the Rule 13e-3 transaction, we are unable to conclude that Steel, its general partner and DGT were not engaged in the Rule 13e-3 transaction.

Please revise the filing to add Steel, its general partner Steel Partners Holdings GP Inc. and DGT as filing persons and provide the information requested in prior comment 2.

Response:  In our amended 13E-3, we have added each of Steel Partners Holdings L.P., Steel Partners Holdings GP Inc. and DGT Holdings Corp. as a filing person and included the information requested in Comment 2 from the Staff’s letter dated May 5, 2016.

3.                                      We are also unable to agree that Mr. Kassan is not an affiliate of the Company, as defined by Exchange Act Rule 13e-3(a)(1), given his status as a director of the Company. However, based on the other representations made in the response, we have no further comment at this time.

No Response.

4.                                      Please update the information required by Item 1010(a)(2). In this regard, we note that you have not incorporated by reference the quarterly report on Form 10-Q for the period ended March 31, 2016.

Response:  In response to the Staff’s comment, the Company has revised Item 13 of the Schedule 13E-3 to incorporate the information required by Item 1010(a)(2) of Regulation M-A.

Schedule 14D-9

5.                                      We note your response to prior comment 8. Please revise the disclosure to include the substance of your response regarding why the Board was able to reach its fairness determination in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has revised Item 4 of the Schedule 14D-9 to include additional substantive disclosure, consistent with our response to the Staff’s letter dated May 5, 2016.

Thank you very much for your attention to our response. The Company would welcome the opportunity to discuss further this letter or provide supplementary materials that will assist in the Staff’s review. In that respect, please direct any correspondence to Evan Stone at (214) 999-4906 (estone@gardere.com) or Rick Jordan at (214) 999-4839 (rjordan@gardere.com) with Gardere Wynne Sewell LLP.

Sincerely,

/s/ William T. Fejes, Jr.
William T. Fejes, Jr.